Exhibit 12

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2016		2015	2014	2013	2012
Earnings:
Income before income taxes	$208,249		$199,423	$210,500	$212,925	$217,446
Interest expense, including interest on deposits	82,328		83,795	81,211	82,495	103,168
Estimated interest component of net rental expense (1)	6,047		5,935	5,932	6,202	6,301
Amortization of debt discount (premium) and expenses, including amounts capitalized	617		585	334	315	297
Earnings	297,241		289,738	297,977	301,937	327,212

Less: Interest expense on deposits	(44,693)		(40,482)	(35,110)	(36,770)	(56,895)
Earnings, excluding interest on deposits	$252,548	v	$249,256	$262,867	$265,167	$270,317

Fixed Charges:
Interest expense, including capitalized interest	82,328		83,795	81,211	82,495	103,168
Interest portion of rent expense (1)	6,047		5,935	5,932	6,202	6,301
Amortization of debt discount (premium) and expenses, including amounts capitalized	617		585	334	315	297
Total fixed charges	88,992		90,315	87,477	89,012	109,766

Less: Interest expense on deposits	(44,693)		(40,482)	(35,110)	(36,770)	(56,895)
Earnings, excluding interest on deposits	$44,299		$49,833	$52,367	$52,242	$52,871

Earnings to fixed charges:
Including interest on deposits	3.34		3.21	3.41	3.39	2.98
Excluding interest on deposits	5.70		5.00	5.02	5.08	5.11

(1) The proportion, estimated at one-third, of rental expense deemed representative of interest.

The ratio of earnings to fixed charges is computed by dividing earnings by the aggregate of fixed charges. For purposes of computing these ratios, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest expense, the proportion, estimated at one-third, of rental expense deemed representative of interest, and amortization of premiums, discounts and capitalized expenses related to indebtedness.